UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 333-113034
COLLINS RECEIVABLES, LLC

(Exact name of registrant as specified in its charter)
2101 W. Ben White Blvd., Suite 103, Austin, TX 78704, Telephone Number: (800) 570-5007

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A Membership Units

(Title of each class of securities covered by this Form)
Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii) Rule 15d-6	☐ ☐
As of December 8, 2005, there were 133 Class A Members holding an aggregate of 575 Class A Membership Units.

SIGNATURE
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLLINS RECEIVABLES, LLC
By:	/s/ Walt Collins
Chief Executive Officer

Date: December 8, 2005